[SRSY Letterhead]

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 14, 2011

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and the NVIT Growth Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on March 29, 2011, with regard to Post-Effective Amendment Nos. 143, 144 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering Class II Shares of the Fund.  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Please note that since the Amendment was filed, the Board of Trustees of the Registrant has approved a change to the Fund’s name from the Fund to the American Century NVIT Growth Fund, the change which will also be incorporated into the post-effective amendment filing.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 14, 2011

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Comment – Management fees and other expenses are not included in the Fees and Expenses Table.  As such, the SEC Staff cannot review or comment on the Fees and Expenses Table and the appropriateness of any applicable footnotes.

Response – Registrant acknowledges that the SEC Staff has not reviewed or commented on the Fees and Expenses Table.  Registrant will include the missing fees and expenses information in the subsequent Rule 485(b) filing.

2.
Comment – Certain pages in the courtesy PDF version of the Amendment are not formatted to match the EDGAR version of the Amendment.  Please confirm that the printed versions of the Amendment sent to contract owners will be appropriately formatted.

Response – Registrant confirms that the printed versions of the Amendment sent to contract owners will be appropriately formatted.  Registrant notes that the courtesy version is supplied by the printer in PDF format and its formatting does not necessarily correlate with the “as printed” version.

3.
Comment – Large-cap companies are defined through a range of market capitalizations in the Item 9 required disclosure.  Please consider including this range of market capitalizations in the Item 4 required disclosure.  In addition, please confirm that the Adviser and Subadviser both define “large-cap companies” in the same manner.

Response – Registrant has considered the SEC Staff’s comment but believes that it is more appropriate to include the range of market capitalizations only in the Item 9 disclosure.  Therefore, Registrant declines to make the suggested change.  Registrant confirms that the definition of “large-cap companies” as provided in the prospectus is the controlling definition for both the Adviser and Subadviser.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 14, 2011

4.	Comment – In the Annual Total Returns chart, please include the terms “highest” and “lowest” provided by Item 4(b)(2)(ii) rather than current disclosure that states “best” and “worst.”

Response – Registrant has considered the SEC Staff’s comment.  Unlike other required Items (e.g., Item 4(b)(2)(i) requiring “a statement to the effect”), Registrant notes that Item 4(b)(2)(ii) does not specifically require the terms “highest” and “lowest.”  Rather, Item 4(b)(2)(ii) requires the Registrant to “disclose the highest and lowest return for a quarter.”  Registrant believes that the terms “best” and “worst” are tantamount to the meaning of the words “highest” and “lowest,” respectively, and are a more fulsome and helpful description of performance for the benefit of contract owners.  Further, we are aware of numerous other fund complexes that utilize the “best” and “worst” terminology.  Therefore, Registrant declines to make the requested change.

5.
Comment – Item 4(b)(2) Instruction 3(b) requires that the narrative under the Annual Total Returns bar chart be in a footnote format.  Further, please state, as required, that returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Response – Registrant notes that Nationwide Mutual Funds received a comment from the SEC Staff on January 7, 2010, to remove all footnotes from the Average Annual Total Return table, except for any footnote that explains why additional benchmarks are used.  On February 26, 2010, Nationwide Mutual Funds responded with the following:

The information explaining when prior performance is based on the performance of a different class . . . has been modified and added as narrative text immediately preceding the Average Annual Total Returns table.

We believe that this information is important to include in the Fund Summary to alert investors to the fact that all of the historical performance of a certain class is not the actual performance of that class, but is instead based, in whole or in part, on another class.  We believe that the inclusion of this disclosure is important to give shareholders an accurate understanding of the performance of each class of shares and that omission of this disclosure may be misleading to shareholders.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 14, 2011

Instruction 3(b) to Item 4 of Form N-1A, relating to a multiple class fund that offers a new class and separately presents the information for such new class, requires that the fund include the performance information for any other existing class for the first year the fund is offered and “[e]xplain in a footnote that the returns are for a class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.”  We believe that it follows that a fund that includes the historical performance of another class in another situation, such as the one described above, would also be expected to set forth a similar footnote explaining the basis for its historical returns that are based on another class’ performance.

Similarly, Registrant also feels it is important to alert investors to the fact that all of the historical performance of a certain class is not the actual performance of that class, but is instead based, in whole or in part, on another class.  Since April 2010, as applicable, Registrant has utilized the same approach as Nationwide Mutual Funds in previous filings to the SEC.  At this time, changing these text paragraphs to footnotes for the applicable series of the Registrant will cause the Registrant to incur substantial printer costs, which the shareholders would be forced to bear.  Therefore, Registrant declines to make the requested change.

Furthermore, Item 4(b)(2) Instruction 3(b) requires an explanation that the returns shown are for a Class that is not presented that would have substantially similar annual total returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.  Registrant notes that the prospectus shows returns for all classes of the Fund’s prospectus, including returns for the new Class that is adjusted to reflect the higher expense.  As such, Registrant does not believe that such disclosure is required.  Therefore, Registrant declines to make the requested change.

6.	Comment – Please describe the compensation of each subadviser in response to Item 10(a)(1)(ii).

Response – Registrant believes that the compensation of each subadviser is not required by Item 10(a)(1)(ii).  Rather, the Item only requires Registrant to describe the compensation of the investment adviser and, unlike Item 10(a)(1)(i), does not distinguish between investment adviser and subadviser.  Registrant also notes that the subadviser is paid from the fees to the investment adviser.  Therefore, Registrant declines to make the requested change.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 14, 2011

7.
Comment – In the response letter, please explain the basis for the disclosure in the Additional Information About Fees and Expenses that states, “A decline in a Fund’s average net assets during the current fiscal year, as a result of market volatility or other factors, could cause a Fund’s expense ratio to be higher than the fees and expenses shown.  Significant declines in a Fund’s net assets will increase your Fund’s total expense ratio, likely significantly.”  Item 3 Instruction 3(c) requires “Other Expenses” be based on expenses shown in the Fund’s statement of operations and Item 3 Instruction 3(d) requires “Annual Fund Operating Expenses” be based on amounts incurred during the Fund’s most recent fiscal year.

Response – General Instructions (C)(3)(b) permits the Registrant to include, except in response to Item 2 through 8, information in the prospectus or the SAI that is not otherwise required.  Registrant believes that such disclosure is beneficial to contract owners in consideration of the extreme market volatility in 2008 and 2009.

8.
Comment – Please confirm that, as set forth in the disclosure in the Tax Status section, the prospectus of the annuity or life insurance program through which shares of the Fund are offered will accompany the Fund prospectus.

Response – Registrant confirms that, pursuant to the terms of the Participation Agreement, the insurance company is contractually obligated to provide the prospectus of the annuity or life insurance program along with the prospectus of the Fund.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.